FundVantage Trust 301 Bellevue Parkway Wilmington, DE 19809	PFPC Distributors, Inc. 760 Moore Road King of Prussia, PA 19406

July 27, 2007

VIA EDGAR

Filing Desk U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	FUNDVANTAGE TRUST Registration Statement on Form N-1A (File Nos. 333-141120 and 811-22027) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), FundVantage Trust (the “Registrant”) and PFPC Distributors, Inc. (the “Underwriter”), as the principal underwriter of the shares of the Registrant, hereby request that the Securities and Exchange Commission (the “Commission”) declare the Registrant’s Registration Statement on Form N-1A effective at 8:00 a.m. on Tuesday, July 31, 2007, or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to Joseph V. Del Raso, Esq. of Pepper Hamilton LLP (215) 981-4506 or, in his absence, to John P. Falco at (215) 981-4659.

FUNDVANTAGE TRUST

By:	/s/ Joel Weiss
Joel Weiss
President

PFPC DISTRIBUTORS, INC.

By:	/s/ Bruno DiStefano
Bruno DiStefano
Vice President